1-14660
P.E.
8/31/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.___X___ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .______ No. ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on August 30, 2002 published in two local newspapers in Hong Kong an announcement in Chinese and English regarding the connected transactions among the Company and Southern Airlines (Group). A copy of each of the announcement is included in this Form 6-K of the Company.

China Daily
August 30, 2002

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTIONS

The Board hereby announces that the Company has on August 29, 2002 entered into the Guangzhou Aviation Hotel Agreement, the Advertising Company Agreement and the Travel Company Agreement with SA Group relating to the transfer of 90% registered capital in each of Guangzhou Aviation Hotel, Travel Company and Advertising Company from SA Group to the Company. SA Group is the ultimate controlling shareholder of the Company. The aggregate consideration involved in the Guangzhou Aviation Hotel Agreement, the Advertising Company Agreement and the Travel Company Agreement does not exceed 3% of the book value of the net tangible assets of the Company as disclosed in the latest published audited accounts of the Company. Therefore the entering into each of the aforesaid agreements is not subject to approval of the Company's independent shareholders. The Directors (including the independent non-executive Directors) are of the view that the terms of the agreements are fair and reasonable, are in the interests of the Company insofar as the independent shareholders of the Company are concerned and are on normal commercial terms.

THE GUANGZHOU AVIATION HOTEL AGREEMENT DATED AUGUST 29, 2002 BETWEEN SA GROUP (AS TRANSFEROR) AND THE COMPANY (AS TRANSFEREE)

Guangzhou Aviation Hotel

Guangzhou Aviation Hotel mainly engages in providing hotel accommodation and food and beverage services.

The unaudited net asset value of Guangzhou Aviation Hotel as at September 30, 2001 was approximately RMB110.05 million (equivalent to approximately HK$103.95 million), which is based on the value of the assets and liabilities as at September 30, 2001 as prepared by Guangzhou Zhongtian Valuation Company Limited, an independent valuer registered in the PRC. The unaudited net profit before and after tax of Guangzhou Aviation Hotel for the financial year ended December 31, 2000 was approximately RMB0.10 million(equivalent to approximately HK$0.09million), there was no tax payable during that period. The unaudited net profit before and after tax of Guangzhou Aviation Hotel for the financial year ended December 31, 2001 was approximately RMB2.43million and RMB2.34 million respectively (equivalent to approximately HK$2.30 million and HK$2.21 million).

Consideration and Terms of Payment

Pursuant to the Guangzhou Aviation Hotel Agreement, SA Group is to transfer its 90% registered capital of Guangzhou Aviation Hotel to the Company for the consideration of RMB99.03 million (equivalent to HK$93.56 million), the remaining 10% of the registered capital of Guangzhou Aviation Hotel will be held by SA Group. Following the transfer, Guangzhou Aviation Hotel will become a subsidiary of the Company. The amount of the consideration was determined after arm's length negotiation between the Company and SA Group, after taking into account, among other things, the independent valuation by Guangzhou Zhongtian Valuation Company Limited described in the preceding paragraph. The amount of consideration will be funded by internal resources of the Company and will be payable by cheque within 15 days after the Guangzhou Aviation Hotel Agreement becomes effective. The Guangzhou Aviation Hotel Agreement shall become effective upon the due execution of the agreement by the Company and SA Group.

Reasons for Entering into the Guangzhou Aviation Hotel Agreement

The Company provides commercial airline services throughout the PRC, Southeast Asia and other parts of the world. Hotel services is a related line of business to airline services, the Board believes that by acquiring Guangzhou Aviation Hotel, the Company will be able to achieve vertical integration and cost control and can help to expand its client base.

THE ADVERTISING COMPANY AGREEMENT DATED AUGUST 29, 2002 BETWEEN SA GROUP (AS TRANSFEROR) AND THE COMPANY (AS TRANSFEREE)

Advertising Company

Advertising Company mainly engages in advertising agency services.

The unaudited net asset value of Advertising Company as at September 30, 2001 was approximately RMB5.55 million (equivalent to approximately HK$5.24 million), which is based on the value of the assets and liabilities as at September 30, 2001 as prepared by Guangzhou Zhongtian Valuation Company Limited. The unaudited net profit before and after tax of Advertising Company for the financial year ended December 31, 2000 was approximately RMB1.76 million (equivalent to approximately HK$1.66 million), there was no profit tax payable during that period. The unaudited net profit before and after tax of Advertising Company for the financial year ended December 31, 2001 was approximately RMB2.33million (equivalent to approximately HK$2.20 million), there was no tax payable during that period.

Consideration and Terms of Payment

Pursuant to the Advertising Company Agreement, SA Group is to transfer its 90% registered capital of Advertising Company to the Company for the consideration of RMB4.99 million (equivalent to HK$4.72 million), the remaining 10% of the registered capital of Advertising Company will be held by SA Group. Following the transfer, Advertising Company will become a subsidiary of the Company. The amount of the consideration was determined after arm's length negotiation between the Company and SA Group, after taking into account, among other things, the independent valuation by Guangzhou Zhongtian Valuation Company Limited described in the preceding paragraph. The amount of consideration will be funded by internal resources of the Company and will be payable by cheque within 15 days after the Advertising Company Agreement becomes effective. The Advertising Company Agreement shall become effective upon the due execution of the agreement by the Company and SA Group.

Reasons for Entering into the Advertising Company Agreement

Advertising Company has valuable advertising agency experience in the PRC, the Board believes that by acquiring Advertising Company, the Company will be able to expand its client base by taking advantage of the advertising services which can be provided by Advertising Company, achieve cost control in advertising and enhance the Company's brand name.

THE TRAVEL COMPANY AGREEMENT DATED AUGUST 29, 2002 BETWEEN SA GROUP (AS TRANSFEROR) AND THE COMPANY (AS TRANSFEREE)

Travel Company

Travel Company mainly engages in travel agency services, which involves among other things, selling air tickets and providing domestic and international travel services. Travel Company has been awarded as "The Best Sales Agent" in the Guangzhou province.

The unaudited net asset value of Travel Company as at September 30, 2001 was approximately RMB4.22 million (equivalent to approximately HK$3.98 million), which is based on the value of the assets and liabilities as at September 30, 2001 as prepared by Guangzhou Zhongtian Valuation Company Limited. The unaudited net profit before and after tax of Travel Company for the financial year ended December 31, 2000 was approximately RMB0.34 million (equivalent to approximately HK$0.32 million), there was no tax payable during that period. The unaudited net profit before and after tax of Travel Company for the financial year ended December 31, 2001 was approximately RMB 0.18million (equivalent to approximately HK$0.17 million), there was no tax payable during that period.

Consideration and Terms of Payment

Pursuant to the Travel Company Agreement, SA Group is to transfer its 90% registered capital of Travel Company to the Company for the consideration of RMB3.79 million (equivalent to HK$3.59 million), the remaining 10% of the registered capital of Travel Company will be held by SA Group. Following the transfer, Travel Company will become a subsidiary of the Company. The amount of the consideration was determined after arm's length negotiation between the Company and SA Group, after taking into account, among other things, the independent valuation by Guangzhou Zhongtian Valuation Company Limited, described in the preceding paragraph. The amount of consideration will be funded by internal resources of the Company and will be payable by cheque within 15 days after the Travel Company Agreement becomes effective. The Travel Company Agreement shall become effective upon the due execution of the agreement by the Company and SA Group.

Reasons for Entering into the Travel Company Agreement

Travel Company has valuable travel agency experience in the southern part of PRC, the Board believes that by acquiring Travel Company, the Company will be able to expand its client base, achieve cost control in tickets sale and to strengthen its domestic airlines business.

CONNECTED TRANSACTIONS

SA Group is the ultimate controlling shareholder of the Company. The transfer of 90% registered capital in each of Guangzhou Aviation Hotel, Advertising Company and Travel Company from SA Group to the Company respectively constitutes a connected transaction of the Company under the Listing Rules.

The aggregate consideration involved in the Guangzhou Aviation Hotel Agreement, Advertising Company Agreement and Travel Company Agreement does not exceed 3% of the book value of the net tangible assets of the Company as disclosed in the latest published audited accounts of the Company. Therefore the entering into each of the aforesaid agreements is not subject to approval of independent shareholders. The Directors (including the independent non-executive Directors) are of the view that the terms of the agreements are fair and reasonable, are in the interests of the Company insofar as the independent shareholders of the Company are concerned and are on normal commercial terms.

DEFINITIONS

"Advertising Company"	Southern Airlines Advertising Company, a wholly PRC state-owned enterprise controlled by SA Group;
"Advertising Company Agreement"	the interest transfer agreement between the Company and SA Group relating to the transfer of Advertising Company's 90% registered capital from SA Group to the Company;
"Board"	the board of directors of the Company;
"Company"	China Southern Airlines Company Limited, a joint stock limited company incorporated with limited liability in the PRC and listed on the Stock Exchange;
"Directors"	The directors of the Company;
"Guangzhou Aviation Hotel"	Guangzhou Aviation Hotel, a wholly PRC state-owned enterprise controlled by SA Group;
"Guangzhou Aviation Hotel Agreement"	the interest transfer agreement between the Company and SA Group relating to the transfer of Guangzhou Aviation Hotel's 90% registered capital from SA Group to the Company;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
"PRC"	People's Republic of China;
"RMB"	Renminbi, the lawful currency of PRC;
"SA Group"	Southern Airlines (Group), a state-owned economic entity established under the laws of the PRC and the direct controlling shareholder and ultimate parent of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Travel Company"	South China International Aviation & Travel Services Corporation, a wholly PRC state-owned enterprise controlled by SA Group;
"Travel Company Agreement"	the interest transfer agreement between the Company and SA Group relating to the transfer of Travel Company's 90% registered capital from SA Group to the Company;

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
August 29, 2002

Translation of Renminbi into Hong Kong dollars is based on the exchange rate of HK$1.00 = RMB 1.0587.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

（在中華人民共和國註冊成立的股份有限公司）

關連交易

董事會謹此宣佈，本公司與南航集團已於二零零二年八月二十九日，就南航集團向本公司轉讓廣州航空大酒店、旅游公司及廣告公司各自90%之註冊資本事宜訂立廣州航空大酒店協議、廣告公司協議及旅游公司協議。南航集團乃本公司之最終控股公司。廣州航空大酒店協議、廣告公司協議及旅遊公司協議所涉及之總代價並未超逾本公司最近刊發經審核賬目所披露有形資產淨值賬面值之3%。因此，訂立上述協議毋須本公司獨立股東批准。董事（包括獨立非執行董事）認為該等協議之條款屬公平合理，就本公司獨立股東而言乃符合本公司利益，以及按一般商業條款而訂立。

由南航集團（作為出讓人）及本公司（作為承讓人）於二零零二年八月二十九日訂立之廣州航空大酒店協議

廣州航空大酒店

廣州航空大酒店主要從事提供酒店住宿及餐飲服務。

廣州航空大酒店於二零零一年九月三十日之未經審核資產淨值約為人民幣110,050,000元（相等於約103,950,000港元），該數額乃根據中國註冊獨立評估師廣州中天衡評估有限公司所編製日期為二零零一年九月三十日之資產負債值計算。廣州航空大酒店於截至二零零零年十二月三十一日止財政年度之未經審核除稅前及後溢利淨額為人民幣100,000元（相等於約90,000港元），該段期間概無應繳稅項。廣州航空大酒店於截至二零零一年十二月三十一日止財政年度之未經審核除稅前及後溢利淨額約為人民幣2,430,000元及人民幣2,340,000元（相等於約2,300,000港元及2,210,000港元）。

代價及付款條款

根據廣州航空大酒店協議，南航集團將向本公司轉讓廣州航空大酒店90%註冊資本，以換取代價人民幣99,050,000元（相等於約93,560,000港元）。餘下之廣州航空大酒店10%註冊資本將仍由南航集團持有。轉讓之後，廣州航空大酒店將成為本公司之附屬公司。代價金額由本公司與南航集團按公平原則磋商並參考（其中包括）前段所述之廣州中天衡評估有限公司之獨立估值後釐定。代價金額將以本公司內部資源撥付，並須於廣州航空大酒店協議生效後15日內以支票結付。廣州航空大酒店協議將於本公司及南航集團正式簽署協議之日生效。

訂立廣州航空大酒店協議之理由

本公司向中國、東南亞及世界其他地區提供商業航空服務。酒店服務乃航空服務之關連業務，董事相信，透過收購廣州航空大酒店，本公司將可獲得縱向整合及成本控制之利，並可擴大其客戶基礎。

由南航集團（作為出讓人）及本公司（作為承讓人）於二零零二年八月二十九日訂立之廣告公司協議

廣告公司

廣告公司主要從事廣告代理服務。

廣告公司於二零零一年九月三十日之未經審核資產淨值約為人民幣5,550,000元（相等於約5,240,000港元），該數額乃根據中國註冊獨立評估師廣州中天衡評估有限公司所編製日期為二零零一年九月三十日之資產負債值計算。廣告公司於截至二零零零年十二月三十一日止財政年度之未經審核除稅前及後溢利淨額約為人民幣1,760,000元（相等於約1,660,000港元），該段期間概無應繳稅項。廣告公司於截至二零零一年十二月三十一日止財政年度之未經審核除稅前及後溢利淨額約為人民幣2,330,000元（相等於約2,200,000港元），該段期間概無應繳稅項。

代價及付款條款

根據廣告公司協議，南航集團將向本公司轉讓廣告公司90%註冊資本，以換取代價人民幣4,990,000元（相等於約4,720,000港元）。餘下之廣告公司10%註冊資本將仍由南航集團持有。轉讓之後，廣告公司將成為本公司之附屬公司。代價金額由本公司與南航集團按公平原則磋商並參考（其中包括）前段所述之廣州中天衡評估有限公司之獨立估值後釐定。代價金額將以本公司內部資源撥付，並須於廣告公司協議生效後15日內以支票結付。廣告公司協議將於本公司及南航集團正式簽署協議之日生效。

訂立廣告公司協議之理由

廣告公司擁有在中國經營廣告代理之寶貴經驗，董事相信，透過收購廣告公司，本公司將可借助廣告公司所提供之廣告服務以擴大其客戶基礎，並可在廣告方面控制成本，以及提高公司品牌效應。

由南航集團（作為出讓人）及本公司（作為承讓人）於二零零二年八月二十九日訂立之旅游公司協議

旅游公司

旅游公司主要從事旅游代理服務，涉及（其中包括）銷售機票及提供國內及國際旅游服務。旅游公司曾被評為廣東地區「最佳銷售代理人獎」。

旅游公司於二零零一年九月三十日之未經審核資產淨值約為人民幣4,220,000元（相等於約3,980,000港元），該數額乃根據中國註冊獨立評估師廣州中天衡評估有限公司所編製日期為二零零一年九月三十日之資產負債值計算。廣告公司於截至二零零零年十二月三十一日止財政年度之未經審核除稅前及後溢利淨額約為人民幣340,000元（相等於約320,000港元），該段期間概無應繳稅項。旅游公司於截至二零零一年十二月三十一日止財政年度之未經審核除稅前及後溢利淨額約為人民幣180,000元（相等於約170,000港元），該段期間概無應繳稅項。

[illegible]

代價及付款條款

根據旅游公司協議，南航集團將向本公司轉讓旅游公司90%註冊資本，以換取代價人民幣3,790,000元（相等於約3,590,000港元）。餘下之廣告公司10%註冊資本將仍由南航集團持有。轉讓之後，旅游公司將成為本公司之附屬公司。代價金額由本公司與南航集團按公平原則磋商並參考（其中包括）前段所述之廣州中天衡評估有限公司之獨立估值後釐定。代價金額將以本公司內部資源撥付，並須於旅游公司協議生效後15日內以支票結付。旅游公司協議將於本公司及南航集團正式簽署協議之日生效。

訂立旅游公司協議之理由

旅游公司於華南地區擁有經營之旅行社之寶貴經驗，董事會相信，透過收購旅游公司，本公司將可擴大其客戶基礎、控制售票成本及加強本地航空業務。

關連交易

南航集團為本公司之最終控股股東。根據上市規則，由南航集團向本公司轉讓廣州航空大酒店、廣告公司及旅游公司各自90%註冊資本構成本公司之關連交易。

廣州航空酒店協議、廣告公司協議及旅遊公司協議所涉及之總代價並未超逾本公司最近刊發經審核賬目所披露有形資產淨值賬面值之3%。因此，訂立上述協議毋須本公司獨立股東批准。董事（包括獨立非執行董事）認為該等協議之條款屬公平合理，就本公司獨立股東而言乃符合本公司利益，以及按一般商業條款而訂立。

釋義

「廣告公司」	指	南方航空廣告公司，一家由南航集團控制之中國全資擁有國營企業
「廣告公司協議」	指	由本公司與南航集團訂立之權益轉讓協議，協議訂明由南航集團轉讓廣告公司90%之註冊資本予本公司
「董事會」	指	本公司之董事會
「本公司」	指	中國南方航空股份有限公司，一家於中國註冊成立之股份有限公司，並於聯交所上市
「董事」	指	本公司之董事
「廣州航空大酒店」	指	廣州航空大酒店，一家由南航集團控制之中國全資擁有國營企業
「廣州航空大酒店協議」	指	由本公司與南航集團訂立之權益轉讓協議，協議訂明由南航集團轉讓廣州航空大酒店90%之註冊資本予本公司
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「中國」	指	中華人民共和國
「人民幣」	指	人民幣，中國法定貨幣
「南航集團」	指	南方航空（集團）公司，一家根據中國法律成立之國營經濟實體，並為本公司之直接控股股東及最終母公司
「聯交所」	指	香港聯合交易所有限公司
「旅游公司」	指	南方國際航空旅游公司，一家由南航集團控制之中國全資擁有國營企業
「旅游公司協議」	指	由本公司與南航集團訂立之權益轉讓協議，協議訂明由南航集團轉讓旅游公司90%之註冊資本予本公司

承董事會命
公司秘書
蘇亮

中華人民共和國，廣州
二零零二年八月二十九日

人民幣兌換港幣乃按匯率港元1.00=人民幣1.0587換算。

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ______________________________

Name: Su Liang
Title: Company Secretary

Date: August 30, 2002